[PINNACLE BRANDS, INC.  LETTERHEAD]



John S. Worth, Sr.
Chief Financial Officer




October 7, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Pinnacle Brands, Inc. (the "Company") hereby makes application for the withdrawal of its Registration Statement on Form 8-A (File No. 001-12199) filed with the Commission on September 19, 1996 because it does not anticipate that it will consummate a public offering of its common stock, to which the Registration Statement relates, prior to the time that such Registration Statement would become effective in accordance with its terms.

Very truly yours,


John S. Worth
Senior Vice President
Chief Financial Officer
and Secretary

JSW/hhs